Outlook

We go live tomorrow morning. Here's everything you need to know. ℹ️

From [redacted]
Date Mon 6/1/2026 6:40 PM
To [redacted]

TUYYO

Wefunder

Launch Tomorrow

Tomorrow morning, Tuyyo Foods officially opens our Wefunder campaign, and you're hearing about it tonight because you've been part of this journey from the beginning.

We want to take a second and be real with you.

Three BIPOC women came together from three separate companies, built something new from the ground up, launched a brand, a website, and a product line in about 9 months time (birthing a business energy), and next month our agua fresca hits shelves at Whole Foods across Northern California and the Rocky Mountains.

That's not nothing. We know we were built for this, and believe food rooted in culture deserves to be celebrated!

Tomorrow, you get the chance to invest in that momentum directly.


HERE'S HOW IT WORKS:
We built Tuyyo Foods for our community. And we want our community to be part of what we build together.
For too long, early-stage investing was only available to the wealthy. Wefunder changes that. Our family, friends, customers, and fans can now invest as little as $100 from wherever they are, and grow with us as we grow.
HERE'S WHAT THAT ACTUALLY LOOKS LIKE:
You invest as little as $100, directly through Wefunder.
We repay you after 18 months, and begin returning your investment through a percentage of our quarterly revenue.
We grow, starting with Whole Foods shelves in Northern California and the Rocky Mountains next month.
You get paid back up to 1.5x your original investment.

We'll send you the link first thing tomorrow morning.

If you have any questions tonight (about the campaign, the terms, what a revenue share investment actually means), just reply to this email. We'll answer you personally.

This is the part where we'd normally say something polished and professional. Instead we'll just say: we're grateful. For every order, every share, every kind word. You believed in us before the world knew our name.

Tomorrow we make it official.

Con cariño,

Regina, Stefanie, & jocelyn

P.S. If you haven't tried our products yet, tonight's a great night. TuyyoFoods.com